March 3, 2020

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
Alter Postplatz 2
CH-6370 Stans, Switzerland

       Re: NLS Pharmaceutics Ltd.
           Registration Statement on Form F-1
           Filed February 28, 2020
           File No. 333-236797

Dear Mr. Zwyer:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2020 letter.

Registration Statement on Form F-1 filed February 28, 2020

The Offering, page 4

1. Please disclose how you will account for the Transaction Fee, including disclosure of an estimated dollar amount. Make conforming changes throughout the filing. Business
Pivotal Study Development Strategy, page 64

2. We note that you label both clinical trials you are planning for Quilience as "pivotal"
       clinical trials. Please tell us why it is appropriate to use this term for both clinical trials, or revise the prospectus as appropriate.
 Alexander Zwyer
FirstName LastNameAlexander Zwyer
NLS Pharmaceutics Ltd.
Comapany NameNLS Pharmaceutics Ltd.
March 3, 2020
Page 2
March 3, 2020 Page 2
FirstName LastName
Nolazol Clinical Trial Results
Phase 2 Pediatric Clinical Trial, page 74

3. We note your revisions in response to prior comment 11. Please further revise to avoid characterizing clinical trial results in terms of safety or efficacy, such as where you describe the results from the phase 2 pediatric trial described on page 74.
Interim Condensed Financial Statements
Notes to the Condensed Financial Statements
Note 1. Background, page F-6

4. We have reviewed the ownership interests in the three companies prior to the merger as set forth in your response to prior comment 14 and note your belief that in accordance with ASC 805-50-30-5 this was a common controlled transaction. However, we note that no individual held more than 50% of the voting ownership interest of each entity.
         Please revise your disclosure to state, if true, that due to the high degree of common ownership amount the three companies and because individual investor's ownership are in substance the same after the transaction, that this was deemed to be a nonsubstantive merger, with no step up in basis of the assets and liabilities in the merger.
Note 8. License Revenues, page F-13

5. We have reviewed your revised disclosures in response to prior comment 16 and have the following additional comments:
           With reference to ASC 606-10-25-19, please more fully explain how you determined that the promises you have identified within the contract (i.e. the license, and promised services with respect to (i) development and (ii) participation in a steering committee) are not distinct. In this regard, specifically clarify why each good or service promised has no value to Europharma on a stand-alone basis;
           Explain your basis for bundling these promises into your License Performance
              Obligation. Also, as required by ASC 606-10-25-31, please explain how the use of an input method as a measure of progress towards completion of the License
              Performance Obligation using development costs meets the overall objective of depicting your performance in satisfying this bundled performance obligation.
              Specifically identify the patterns of performance of each nondistinct promise and the judgement used in determining your stated measure of progress in the combined performance;
           Clarify how you considered the guidance in ASC 606-10-55-50 through 55-53 in accounting for the $2,500,000 upfront payment. In particular, explain how you assessed whether there was a transfer of a promised good or service; and
           Provide the disclosures required by ASC 606-10-50-17 and 50-18. Alexander Zwyer
NLS Pharmaceutics Ltd.
March 3, 2020
Page 3

       You may contact Michael Fay at 202-551-3812 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters.
Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameAlexander Zwyer
                                                         Division of
Corporation Finance
Comapany NameNLS Pharmaceutics Ltd.
                                                         Office of Life
Sciences
March 3, 2020 Page 3
cc:       Howard Berkenblit, Esq.
FirstName LastName